UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

Pacific Sunwear of California, Inc.

(Exact name of registrant as specified in its charter)

California	0-21296	95-3759463
(State or other jurisdiction	(Commission File Number)	(IRS Employer
of incorporation or organization)		Identification No.)

3450 E. Miraloma Avenue, Anaheim, California	92806
(Address of principal executive offices)	(Zip Code)

Craig E. Gosselin
(714) 414-4000
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:
☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Pacific Sunwear of California, Inc. (the “Company,” “PacSun,” “we,” “us” or “our”) is a leading specialty retailer rooted in the action sports, fashion and music influence of the California lifestyle. We sell a combination of branded and proprietary casual apparel, accessories and footwear designed to appeal to teens and young adults. As of the date of this report, the Company operates 619 stores in all 50 states and Puerto Rico.

Our Conflict Minerals Policy
PacSun supports ending the violence and human rights abuses taking place in the Democratic Republic of the Congo (the "DRC") and its adjoining countries. We are committed to using our best efforts to ensure that any Conflict Minerals contained in our “In-Scope Products” (defined below) are sourced from conflict free sources that do not fund armed conflict. We also take seriously our compliance obligations under Rule 13p-1 under the Securities Exchange Act of 1934, as amended, and Form SD (collectively, the "Conflict Minerals Rule"). To these ends, we have adopted and communicated to our suppliers and the public a company policy (the "Conflict Minerals Policy") for the supply chain of Conflict Minerals. As used herein and in the Conflict Minerals Policy, "Conflict Minerals" are columbite-tantalite (coltan), cassiterite, gold, wolframite and the derivatives tantalum, tin and tungsten, without regard to the location of origin of the minerals or derivative metals. Our Conflict Minerals Policy includes, but is not limited to, our expectations that our suppliers of In-Scope Products:

•	Use materials that are "DRC conflict free," within the meaning of the Conflict Minerals Rule, in the products they sell to PacSun;

•
Adopt policies and management systems that are consistent with the Organisation for Economic Co-operation and Development's Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas;

•	Complete the PacSun Conflict Minerals Questionnaire in a timely manner; and

•	If requested, provide supporting documentation.
Our Conflict Minerals Policy indicates that, in the event that PacSun determines that a supplier’s efforts to comply with the Policy have been insufficient, or the supplier fails to cooperate in developing and implementing reasonable steps to comply, PacSun maintains the right to take appropriate actions up to and including discontinuing the business relationship with the supplier.

Applicability of the Conflict Minerals Rule to Our Company
We are required to file this Form SD because, during the period from January 1, 2013 to December 31, 2013 (the “Relevant Period”), we contracted to manufacture certain products (our “In-Scope Products”) which contained Conflict Minerals that were necessary to the functionality or production of the In-Scope Products (“Necessary Conflict Minerals”). However, Conflict Minerals constitute only a small portion of the materials content of the In-Scope Products and a significant portion of our products do not contain any Conflict Minerals. For the Relevant Period, we determined that the majority of our products (by product numbers and by units produced) did not contain Conflict Minerals and were not in-scope for purposes of our compliance with the Conflict Minerals Rule.

Item 1.02 Exhibit
As required by the Conflict Minerals Rule, a Conflict Minerals Report is provided as an Exhibit to this Form SD and is available at the following Internet website: http://www.pacsun.com. The information contained on our website is not incorporated by reference into this Form SD or our Conflict Minerals Report and should not be considered part of this Form SD or the Conflict Minerals Report.
For 2013, none of the Necessary Conflict Minerals contained in our In-Scope Products were determined by us to directly or indirectly finance or benefit armed groups in the DRC or an adjoining country. The terms "armed group" and "adjoining country" have the meanings contained in the Conflict Minerals Rule.

Section 2 - Exhibits

Item 2.01 Exhibits

Exhibit 1.02 - Conflict Minerals Report for the calendar year ended December 31, 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Pacific Sunwear of California, Inc.
(Registrant)

/s/ Craig E. Gosselin	June 2, 2014
By: Craig E. Gosselin, Senior Vice President and General Counsel	(Date)

EXHIBIT INDEX

Exhibit	Description
1.02	Conflict Minerals Report for the calendar year ended December 31, 2013

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